UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 28, 2023

Commission File No. 0-53646

Grown Rogue International Inc.
(formerly Novicius Corp.)

(Translation of Registrant’s name into English)

550 Airport Road

Medford, Oregon, United States 97504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.	News Release - Grown Rogue Reports First Quarter 2023 Results, Record Operating Cash Flow and Free Cash Flow, as filed on Sedar March 27, 2023
2.	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended January 31, 2023 and 2022, as filed on Sedar on March 27, 2023
3.	Form 51-102F1 Management Discussion & Analysis for the three months ended January 31, 2023, as filed on Sedar on March 27, 2023
4.	Form 52-109FV2 CEO Certification of Interim Filings Venture Issuer Basic Certificate, as filed on Sedar on March 27, 2023
5.	Form 52-109FV2 CFO Certification of Interim Filings Venture Issuer Basic Certificate, as filed on Sedar on March 27, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated March 28, 2023	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer